09040923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacMar Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2482 11th St. S.W.
(No. and Street)

Akron (City) OH (State) 44314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. McCleary 330-622-5817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buckler McKenney & Naszadi, P.C.
(Name – *if individual, state last, first, middle name*)

116 Fox Plan Rd. (Address) Monroeville, (City) PA (State) 15146 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAY 06 2009
Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter W. McCleary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MacMar Investment Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

[signature]
Signature

President
Title

[signature]
Notary Public

NOTARIAL SEAL STATE OF OHIO

ROSE PAMER, NOTARY
STATE OF OHIO
MY COMMISSION EXPIRES: 09/15/2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
116 Fox Plan Road
Monroeville, PA 15146-2799
(412) 856-7880
FAX (412) 856-0510

Mitchell K. McKenney, CPA
Jennifer Nadzadi, CPA

Merle L. Buckler, CPA (1931-1996)

May 5, 2009

MacMar Investment Corporation
c/o Pete McCleary
2482 11th Street SW
Akron, OH 44314

We are unable to complete our engagement to audit the financial statements of MacMar Investment Corporation for the year ending December 31, 2008, due to the inability of the Corporation to provide us with adequate information regarding the financial status and activities of the Corporation for the year ending December 31, 2008.

Sincerely,

Buckler, McKenney & Nadzadi, P.C.

Buckler, McKenney & Nadzadi, P.C.

BMN/jjk

[illegible]

Balance Sheet
December 31, 2008

A S S E T S

CURRENT ASSETS			
FIRST MERIT	$ 6,082.84		
A/R P MCCLEARY	24,301.78		
TOTAL CURRENT ASSETS		$ 30,384.62	
FIXED ASSETS			
OFFICE EQUIPMENT	1,798.00		
ACCUMULATED DEPRECIATION	1,798.00		
TOTAL FIXED ASSETS		$ 0.00	
OTHER ASSETS			
TOTAL OTHER ASSETS		$ 0.00	
TOTAL ASSETS			$ 30,384.62

L I A B I L I T I E S   A N D   E Q U I T Y

CURRENT LIABILITIES			
TOTAL CURRENT LIABILITIES		$ 0.00	
NON-CURRENT LIABILITIES			
TOTAL NON-CURRENT LIABILITIES		$ 0.00	
TOTAL LIABILITIES		$ 0.00	
OWNERS EQUITY			
COMMON STOCK	14,000.00		
TREASURY STOCK	3,315.00		
CURRENT EARNINGS		~~41,970.99~~	19699.62
RETAINED EARNINGS	~~39,096.21~~		
TOTAL OWNERS EQUITY		$ 91,752.20	
TOTAL LIABILITY AND EQUITY			$ ~~91,752.20~~ 30384.62

Income Statement
December 31, 2008

		CURRENT PERIOD	RATIO		TWELVE MONTHS	RATIO
		SALES				
COMMISSION INCOME	$	3,435.35		$	60,209.15	
TOTAL SALES	$	3,435.35		$	60,209.15	
COST OF SALES						
TOTAL COST OF SALES	$	0.00		$	0.00	
GROSS PROFIT	$	3,435.35		$	60,209.15	
		EXPENSES				
P MCCLEARY		764.51			24,524.26	
S ANDRUS		187.82			1,322.65	
R MARLER		18.87			174.98	
S GILLIES		163.07			10,024.57	
S LANDHEUR		0.00			227.04	
COMMISSIONS - GLENDA FARVER		228.58			1,802.11	
STEVENS, D		106.46			1,768.10	
COMMISSIONS -JACI BRINDUS		60.00			303.10	
OFFICE		77.94			1,232.76	
LICENSES		2,552.00			1,347.00	
MEALS & ENTERTAINMENT		0.00			65.14	
BANK CHARGES		6.00			48.45	
SHIPPING		0.00			33.47	
POSTAGE		0.00			54.94	
TRAVEL		229.96			789.02	
TOTAL OPERATING EXPENSES	$	4,395.21		$	43,717.59	
NET OPERATING INCOME	$	959.86-		$	16,491.56	
		OTHER INCOME AND EXPENSES				
TOTAL OTHER INCOME AND EXPENSE	$	0.00		$	0.00	
NET PROFIT OR LOSS	$	959.86-		$	16,491.56	

3-Mo
S-D
14024.81

Year
82
39843.
10540.58
1535.86
404.14
2247.07
0
6.00
6.04
0
754.92
13958.63
66.19

Other Expenses
1171
Adjust to Cash
+565
1736

DETAIL GENERAL LEDGER

December 31, 2008

ACCT	REF	DATE	(R) (S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
10100000				CASH BALANCE FORWARD		679.18-*
	ADJ	6/30	291 1	ADJUSTING ENTRIES	679.18	
				TWELVE MONTHS TOTAL/NEW BALANCE	679.18	0.00 **
10110000				PETTY CASH BALANCE FORWARD		300.00 *
	ADJ	6/30	292 1	ADJUSTING ENTRIES	300.00-	
				TWELVE MONTHS TOTAL/NEW BALANCE	300.00-	0.00 **
10120000				FIRST MERIT BALANCE FORWARD		9,601.23 *
	J.E.	1/11	1621	CASH JOURNAL - RECPTS	16.10	
	J.E.	1/14	721	CASH JOURNAL - RECPTS	2,651.31	
	J.E.	1/31	1421	CASH JOURNAL - RECPTS	3,501.88	
	J.E.	1/31	6822	CASH JOURNAL - DISB	6,546.68-	
	J.E.	1/31	8622	CASH JOURNAL - DISB	3,901.02-	
	J.E.	2/25	13122	CASH JOURNAL - DISB	3,026.82-	
	J.E.	2/28	11222	CASH JOURNAL - DISB	3,179.63-	
	J.E.	2/29	9621	CASH JOURNAL - RECPTS	5,495.02	
	J.E.	3/19	14722	CASH JOURNAL - DISB	406.63-	
	J.E.	3/19	14921	CASH JOURNAL - RECPTS	2,510.45	
	J.E.	3/27	15222	CASH JOURNAL - DISB	60.97-	
	J.E.	3/28	13921	CASH JOURNAL - RECPTS	6,197.35	
	J.E.	3/28	17122	CASH JOURNAL - DISB	4,880.88-	
	J.E.	4/01	19922	CASH JOURNAL - DISB	27.43-	
	J.E.	4/25	17821	CASH JOURNAL - RECPTS	9,134.57	
	J.E.	4/25	19722	CASH JOURNAL - DISB	8,946.41-	
	J.E.	5/31	20621	CASH JOURNAL - RECPTS	4,206.74	
	J.E.	5/31	23822	CASH JOURNAL - DISB	3,823.37-	
	J.E.	6/29	24421	CASH JOURNAL - RECPTS	5,426.72	
	ADJ	6/30	293 1	ADJUSTING ENTRIES	553.63	
	J.E.	6/30	29022	CASH JOURNAL - DISB	5,937.84-	
	J.E.	7/19	35421	CASH JOURNAL - RECPTS	2,847.34	
	J.E.	7/25	30521	CASH JOURNAL - RECPTS	377.43	
	J.E.	7/30	34922	CASH JOURNAL - DISB	4,391.91-	
	J.E.	8/31	36421	CASH JOURNAL - RECPTS	4,387.46	
	J.E.	8/31	39422	CASH JOURNAL - DISB	4,293.05-	
	J.E.	9/29	40221	CASH JOURNAL - RECPTS	7,559.27	
	J.E.	9/30	43322	CASH JOURNAL - DISB	5,609.51-	
	J.E.	10/30	44121	CASH JOURNAL - RECPTS	5,676.70	
	J.E.	10/30	48322	CASH JOURNAL - DISB	7,270.56-	
	J.E.	11/21	51222	CASH JOURNAL - DISB	4,669.03-	
	J.E.	11/26	49221	CASH JOURNAL - RECPTS	5,015.11	
	J.E.	12/31	721	CASH JOURNAL - RECPTS	3,484.23	
	J.E.	12/31	4622	CASH JOURNAL - DISB	5,587.96-	
				TWELVE MONTHS TOTAL/NEW BALANCE	3,518.39-	6,082.84 **
10150000				DAILEY ACCOUNT BALANCE FORWARD		0.00 *
10160000				PHENA SOMETHING BALANCE FORWARD		35,000.00-*
	ADJ	6/30	301 1	ADJUSTING ENTRIES	35,000.00	
				TWELVE MONTHS TOTAL/NEW BALANCE	35,000.00	0.00 **
10170000				TRANS TO SAVINGS BALANCE FORWARD		0.00 *
	ACH	2/04	9922	TRANS TO SAVINGS	2,502.00	
	DEPO	3/19	14821	TRANS FROM SAVING	2,510.45-	
	ADJ	6/30	296 1	ADJUSTING ENTRIES	8.45	
				TWELVE MONTHS TOTAL/NEW BALANCE	0.00	0.00 **

DETAIL GENERAL LEDGER

December 31, 2008

ACCT	REF	DATE	(R)(S) DESCRIPTION		ENTRY AMT	ACCT BALANCE
10200000	A/R COMMISSIONS		BALANCE FORWARD			0.00 *
10300000	A/R R MARLER		BALANCE FORWARD			0.00 *
10310000	A/R P MCCLEARY		BALANCE FORWARD	15000 d.ff		4,629.75 *
	197	1/02	6922 PETE ADV		250.00	
	198	1/02	7022 PETE ADV		400.00	
	0	1/03	7322 PETE-COUNTER CK ADV		60.00	
	199	1/03	7122 PETE ADV		300.00	
	200	1/03	7222 PETE ADV		300.00	
	ACH	1/04	1722 RET CK DEPO		2,500.00	
	ACH	1/09	1922 ATM PETE		160.00	
	ACH	1/09	2022 ATM PETE		60.00	
	ACH	1/09	2122 ATM PETE		60.00	
	ACH	1/10	2222 ATM PETE		102.00	
	DEPO	1/11	1521 PETE ADV REPAY		16.10-	
	ACH	1/12	2322 ATM PETE		160.00	
	ACH	1/12	2422 ATM PETE		100.00	
	ACH	1/12	2522 ATM PETE		40.00	
	206	1/14	7922 PETE-ADV		200.00	
	ACH	1/14	2822 ATM PETE		120.00	
	ACH	1/14	2922 ATM PETE		100.00	
	ACH	1/14	3022 ATM PETE		20.00	
	ACH	1/14	3122 ATM PETE		10.00	
	ACH	1/14	3222 ATM PETE		200.00	
	ACH	1/14	3322 ATM PETE		160.00	
	ACH	1/14	3422 ATM PETE		120.00	
	ACH	1/14	3522 ATM PETE		100.00	
	ACH	1/14	3622 ATM PETE		100.00	
	ACH	1/14	3722 ATM PETE		40.00	
	ACH	1/14	3822 ATM PETE		20.00	
	ACH	1/14	3922 ATM PETE		20.00	
	207	1/15	8022 PETE-ADV		1,500.00	
	ACH	1/15	4022 ATM PETE		200.00	
	ACH	1/15	4122 ATM PETE		60.00	
	ACH	1/16	4322 ATM PETE		30.00	
	ACH	1/16	4422 ATM PETE		100.00	
	ACH	1/19	4522 ATM PETE		140.00	
	ACH	1/19	4622 ATM PETE		102.50	
	ACH	1/20	4822 ATM PETE		120.00	
	ACH	1/20	4922 ATM PETE		100.00	
	ACH	1/20	5022 ATM PETE		40.00	
	ACH	1/21	5122 ATM PETE		162.00	
	ACH	1/21	5222 ATM PETE		22.00	
	ACH	1/21	5322 ATM PETE		20.00	
	ACH	1/22	5422 ATM PETE		22.00	
	ACH	1/22	5522 ATM PETE		240.00	
	ACH	1/22	5622 ATM PETE		40.00	
	ACH	1/23	5722 ATM PETE		120.00	
	ACH	1/23	5822 POS ACME PETE PERSON		114.51	
	ACH	1/23	5922 ATM PETE		200.00	
	ACH	1/24	6022 ATM PETE		102.00	
	ACH	1/24	6122 ATM PETE		100.00	
	ACH	1/24	6222 CVS PHARM -PETE		33.73	
	ACH	1/24	6322 POS GAINT EAGLE		59.73	
	ACH	1/24	[illegible] POS GAINT EAGLE		[illegible]	

DETAIL GENERAL LEDGER
December 31, 2008

ACCT REF	DATE	(R)(S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
10310000 A/R P MCCLEARY					
209	1/26	8222	PETE-ADV	100.00	
ACH	1/28	6522	SAL-ARMY PETE	34.89	
ACH	1/28	6622	CIRCLE K -PETE	13.05	
210	1/29	8322	PETE-ADV	25.00	
211	1/30	8422	PETE-ADV	200.00	
212	1/31	8522	PETE-ADV	20.00	
ACH	2/01	9722	ATM PETE	40.00	
ACH	2/01	9822	ATM PETE	20.00	
ACH	2/04	10022	ATM PETE	62.00	
ACH	2/04	10122	ATM PETE	40.00	
ACH	2/04	10222	ATM PETE	20.00	
ACH	2/04	10322	ATM PETE	20.00	
ACH	2/04	10422	ATM PETE	20.00	
ACH	2/05	10522	ATM PETE	60.00	
ACH	2/05	10622	CIRCLE K -PETE	20.00	
DEPO	2/05	8921	PETE ADV REPAY	500.00-	
218	2/13	11822	PETE ADV	1,000.00	
223	2/21	12322	PETE ADV	200.00	
ACH	2/24	10922	PETE	200.00	
230	2/25	13022	PETE ADV	300.00	
ACH	2/27	11022	PETE	60.00	
ACH	2/28	11122	PETE	60.00	
231	3/03	15322	PETE ADV	200.00	
ACH	3/03	14022	PETE ADV	140.00	
ACH	3/04	14222	PETE ADV	140.00	
232	3/05	15422	PETE ADV	186.90	
ACH	3/13	14522	PETE ADV	20.00	
ACH	3/14	14622	PETE ADV	20.00	
DEPO	3/14	13521	PETE ADV	1,000.00-	
ADJ	6/30	295 1	ADJUSTING ENTRIES	5,184.42	
306	7/01	30722	ADVANCE	100.00	
ATM	7/01	30622	ATM	100.00	
ATM	7/02	30822	ADVANCE	200.00	
ATM	7/04	30922	ADVANCE	160.00	
ATM	7/05	31022	GIANT EAGLE	39.89	
ATM	7/05	31122	ADVANCE	20.00	
ATM	7/05	31222	GIANT EAGLE	13.19	
ATM	7/05	31322	ADVANCE	10.00	
307	7/06	31622	ADVANCE	5.00	
308	7/06	31722	ADVANCE	45.00	
ATM	7/07	31422	ADVANCE	60.00	
ATM	7/07	31522	ADVANCE	42.50	
ATM	7/07	31822	ADVANCE	120.00	
ATM	7/08	31922	ADVANCE	40.00	
ATM	7/08	32022	ADVANCE	20.00	
ATM	7/08	32122	ADVANCE	60.00	
ATM	7/08	32222	ADVANCE	22.50	
ATM	7/09	32322	ADVANCE	80.00	
ATM	7/10	32422	ADVANCE	40.00	
ATM	7/11	32522	ADVANCE	40.00	
ATM	7/11	33122	LOAN	60.00	
DEPO	7/11	35121	LOAN REPAY	60.00-	
ATM	7/14	33322	ADVANCE	60.00	
ATM	7/15	33422	ADVANCE	20.00	
ATM	7/16	33522	ADVANCE	20.00	

DETAIL GENERAL LEDGER
December 31, 2008

ACCT	REF	DATE	(R) (S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
10310000 A/R P MCCLEARY						
	ATM	7/30	34722	ADVANCE	60.00	
	ATM	8/06	36822	ADVANCE	40.00	
	ATM	8/08	38022	ADVANCE	100.00	
	ATM	8/08	38122	ADVANCE	20.00	
	ATM	8/12	38222	ADVANCE	40.00	
	ATM	8/14	38322	ADVANCE	40.00	
	348	9/02	40322	ADVANCE	200.00	
	349	9/02	40422	ADVANCE	100.00	
	354	9/07	40922	ADVANCE	100.00	
	ATM	9/07	40722	ADVANCE	43.00	
	ATM	9/07	41022	ADVANCE	140.00	
	ATM	9/16	41122	ADVANCE	100.00	
	ATM	9/17	41222	ADVANCE	160.00	
	ATM	9/18	41622	ADVANCE	300.00	
	ATM	9/22	41722	ADVANCE	300.00	
	ATM	9/22	41822	ADVANCE	53.00	
	ATM	9/25	41922	ADVANCE	142.50	
	ATM	9/26	42022	ADVANCE	160.00	
	ATM	9/26	42122	ADVANCE	43.00	
	DEPO	9/26	39821	DEPOSITS	3,000.00-	
	ATM	9/28	42322	ADVANCE	100.00	
	ATM	9/28	42422	ADVANCE	60.00	
	DEPO	9/29	39921	DEPOSITS	160.00-	
	ATM	10/01	44622	ADVANCE PETE	40.00	
	365	10/02	44222	ADVANCE	300.00	
	ATM	10/02	44722	ADVANCE PETE	60.00	
	ATM	10/05	44822	ADVANCE PETE	120.00	
	ATM	10/06	44922	ADVANCE PETE	160.00	
	ATM	10/06	45022	ADVANCE PETE	100.00	
	ATM	10/09	45122	ADVANCE PETE	60.00	
	ATM	10/14	45922	PETE ADVANCE	180.00	
	ATM	10/14	46022	PETE ADVANCE	100.00	
	ATM	10/14	46122	PETE ADVANCE	40.00	
	ATM	10/14	46222	PETE ADVANCE	20.00	
	ATM	10/14	46322	PETE ADVANCE	20.00	
	ATM	10/17	46522	PETE ADVANCE	60.00	
	376	10/21	46822	PETE ADVANCE	500.00	
	DEPO	11/05	48621	ADVANCE REPAY	50.00-	
	404	12/09	822	PETE ADVANCE	500.00	
	ATM	12/12	1722	PETE LOAN	100.00	
	ATM	12/12	1822	PETE LOAN	100.00	
	ATM	12/15	1922	PETE LOAN	100.00	
	ATM	12/15	2022	PETE LOAN	60.00	
	ATM	12/18	2122	PETE LOAN	100.00	
	ATM	12/18	2422	JUNO	30.00	
	ATM	12/26	3422	ADVANCE	60.00	
	ATM	12/26	3722	ADVANCE	40.00	
	ATM	12/27	3522	ADVANCE	60.00	
	ATM	12/28	3622	ADVANCE	22.75	
	DEPO	12/29	521	LOAN REPAY	48.88-	
	ATM	12/31	3822	ADVANCE	20.00	
				TWELVE MONTHS TOTAL/NEW BALANCE	19,672.03	24,301.78 **
10330000				PREPAID EXPENSES BALANCE FORWARD		1,733.00 *
	ADJ	6/30	200 1	ADJUSTING ENTRIES	1,733.00	

ACCT	REF	DATE	(R) (S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
15000000				OFFICE EQUIPMENT BALANCE FORWARD		1,798.00 *
16000000				ACCUMULATED DEPRECIATION BALANCE FORWARD		1,798.00-*
24000000				ACCOUNT PAYABLE COMMISSION BALANCE FORWARD		0.00 *
	atm	4/05	18322	pete advance	200.00	
	atm	4/09	18422	pete advance	60.00	
	255	4/11	18722	advance	3,014.92	
	atm	5/07	21122	pete advance	60.00	
	atm	5/08	21322	pete advance	100.00	
	atm	5/12	21922	pete advance	100.00	
	atm	5/12	22022	pete advance	60.00	
	atm	6/04	24522	advance	100.00	
	atm	6/05	24622	advance	100.00	
	atm	6/06	24722	advance	100.00	
	atm	6/07	25322	advance	100.00	
	atm	6/09	25422	advance	40.00	
	atm	6/09	25622	advance	200.00	
	atm	6/14	25822	advance	60.00	
	atm	6/15	25922	advance	62.50	
	atm	6/16	26022	advance	60.00	
	atm	6/17	26122	advance	60.00	
	atm	6/17	26222	advance	40.00	
	atm	6/17	26322	counter check pete asv	25.00	
	atm	6/18	26422	counter check pete asv	40.00	
	atm	6/18	26522	advance	40.00	
	atm	6/19	26722	advance	100.00	
	atm	6/19	26822	advance	60.00	
	atm	6/19	26922	advance	40.00	
	atm	6/19	27022	advance	20.00	
	atm	6/19	27122	advance	20.00	
	atm	6/19	27222	advance	200.00	
	atm	6/21	27922	advance	62.00	
	ADJ	6/30	294 1	ADJUSTING ENTRIES	5,184.42-	
	atm	6/30	28722	advance	20.00	
	atm	6/30	28822	advance	40.00	
				TWELVE MONTHS TOTAL/NEW BALANCE	0.00	0.00 **
24010000				DAILEY ACCOUNT BALANCE BALANCE FORWARD		0.00 *
25000000				FEDERAL INCOME TAX PAYABLE BALANCE FORWARD		0.00 *
28000000				COMMON STOCK BALANCE FORWARD		14,000.00-*
28010000				TREASURY STOCK BALANCE FORWARD		3,315.00 *
29750000				RETAINED EARNINGS BALANCE FORWARD		5,787.95-*
	ADJ	6/30	298 1	ADJUSTING ENTRIES	41.26-	
	ADJ	6/30	300 1	ADJUSTING ENTRIES	1,733.00	
	ADJ	6/30	302 1	ADJUSTING ENTRIES	35,000.00-	
				TWELVE MONTHS TOTAL/NEW BALANCE	33,308.26-	39,096.21-**
31000000				COMMISSION INCOME BALANCE FORWARD		0.00 *
	DEPO	1/03	321	DEPOSIT	659.09-	

DETAIL GENERAL LEDGER
December 31, 2008

ACCT	REF	DATE	(R) (S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
31000000 COMMISSION INCOME						
	DEPO	1/14	621	DEALER CONCESSIONS	1,281.25-	
	DEPO	1/15	821	DEALER CONCESSIONS	1,827.77-	
	DEPO	1/19	921	DEALER CONCESSIONS	250.31-	
	DEPO	1/22	1121	DEALER CON.	396.03-	
	DEPO	1/28	1221	DEALER CON.	95.47-	
	DEPO	1/31	1321	DEALER CON.	32.30-	
	DEPO	2/01	8821	DEALER CONCESSIONS	158.94-	
	DEPO	2/08	9021	DEALER CON	2,976.55-	
	DEPO	2/15	9121	DEALER CON	276.92-	
	DEPO	2/22	9221	DEALER CON	583.99-	
	DEPO	2/25	9321	DEALER CON	854.26-	
	DEPO	2/28	9421	DEALER CON	142.86-	
	DEPO	3/05	13321	DEALER CON	29.51-	
	DEPO	3/14	13421	DEALER CON	4,560.68-	
	DEPO	3/21	13721	DEALER CON	362.58-	
	DEPO	3/28	13821	DEALER CON	229.33-	
	depo	4/04	17321	deposits	465.19-	
	depo	4/11	17421	deposits	540.70-	
	depo	4/11	17521	deposits	3,225.44-	
	depo	4/18	17621	deposits	4,880.06-	
	depo	4/25	17721	deposits	23.18-	
	depo	5/02	20121	dealer deposits	27.80-	
	depo	5/09	20221	dealer deposits	326.09-	
	depo	5/16	20321	dealer deposits	3,414.37-	
	depo	5/23	20421	dealer deposits	419.48-	
	depo	5/31	20521	dealer deposits	19.00-	
	depo	6/07	24021	deposits	302.36-	
	depo	6/10	24121	deposits	3,507.31-	
	depo	6/21	24221	deposits	863.11-	
	depo	6/29	24321	deposits	753.94-	
	DEPO	7/11	35021	CONCESSIONS	714.25-	
	DEPO	7/12	35221	CONCESSIONS	1,710.64-	
	DEPO	7/19	35321	CONCESSIONS	362.45-	
	DEPO	7/25	30421	DEALER CONCESSIONS	377.43-	
	DEPO	8/02	35621	DEPOSITS	63.00-	
	DEPO	8/08	35721	DEPOSITS	261.08-	
	DEPO	8/14	35821	DEPOSITS	404.82-	
	DEPO	8/15	35921	DEPOSITS	2,900.80-	
	DEPO	8/17	36021	DEPOSITS	88.86-	
	DEPO	8/23	36121	DEPOSITS	521.25-	
	DEPO	8/25	36221	DEPOSITS	100.00-	
	DEPO	8/31	36321	DEPOSITS	47.65-	
	DEPO	9/05	39621	DEPOSITS	138.74-	
	DEPO	9/08	39721	DEPOSITS	3,082.23-	
	DEPO	9/29	40021	DEPOSITS	648.18-	
	DEPO	9/29	40121	DEPOSITS	530.12-	
	DEPO	10/05	43521	DEPOSIT	21.92-	
	DEPO	10/10	43621	DEPOSIT	2,021.20-	
	DEPO	10/15	43721	DEPOSIT	1,978.26-	
	DEPO	10/24	43921	DEPOSIT	1,638.57-	
	ATM	10/30	48222	CORRECTING ENTRY	0.00	
	DEPO	10/30	44021	DEPOSIT	0.40-	
	DEPO	11/01	48521	DEPOSITS	30.55-	
	DEPO	11/06	48721	DEPOSITS	515.08-	
	DEPO	[illegible]	48821	DEPOSITS	[illegible]	

DETAIL GENERAL LEDGER
December 31, 2008

ACCT	REF	DATE	(R) (S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
31000000 COMMISSION INCOME						
	DEPO	11/21	49021	DEPOSITS	662.80-	
	DEPO	11/26	49121	DEPOSITS	880.80-	
	DEPO	12/11	221	DEPOSITS	2,781.92-	
	DEPO	12/19	321	DEPOSITS	415.50-	
	DEPO	12/26	421	DEPOSITS	26.50-	
	DEPO	12/31	621	DEPOSITS	211.43-	
				TWELVE MONTHS TOTAL/NEW BALANCE	60,209.15-	60,209.15-**
31010000				ACCRUED COMMISSIONS — BALANCE FORWARD		0.00 *
51000000				P MCCLEARY — BALANCE FORWARD		0.00 *
	201	1/11	7422	PETE	75.40	
	224	2/22	12422	PETE ADV	417.05	
	233	3/17	15522	PETE COMMISSIONS	769.50	
	234	3/21	15622	PETE COMMISSIONS	29.56	
	240	3/21	16222	PETE COMM	357.58	
	243	3/28	16522	PETE COMM	197.48	
	249	4/04	17922	commissions	119.47	
	253	4/11	18522	commissions	15.88	
	256	4/22	18922	commissions	4,530.87	
	261	4/25	19422	commissions	10.38	
	264	5/02	20722	commissions	17.80	
	268	5/09	21422	commissions	43.92	
	273	5/16	22222	commissions	2,334.30	
	279	5/23	22922	commissions	309.94	
	286	5/31	23622	commissions	15.20	
	288	6/07	24822	commissions	22.96	
	293	6/11	25722	commissions	590.47	
	294	6/21	27322	commissions	331.02	
	301	6/29	28222	commissions	26.74	
	309	7/11	32622	COMMISSIONS	283.15	
	314	7/12	33222	COMMISSIONS	1,541.97	
	315	7/19	33722	COMMISSIONS	144.67	
	320	7/25	34222	COMMISSIONS	359.18	
	324	8/02	36522	COMMISSIONS	26.20	
	327	8/08	36922	COMMISSIONS	12.30	
	331	8/08	37322	COMMISSIONS	302.10	
	332	8/15	37422	COMMISSIONS	2,739.22	
	333	8/17	37522	COMMISSIONS	18.75	
	338	8/23	38522	COMMISSIONS	354.10	
	345	8/31	39222	COMMISSIONS	25.85	
	350	9/05	40522	COMMISSIONS	137.55	
	353	9/07	40822	COMMISSIONS	340.75	
	357	9/26	42222	COMMISSIONS	300.00	
	358	9/29	42522	COMMISSIONS	369.48	
	366	10/05	44322	COMMISSIONS	15.90	
	370	10/10	45322	COMMISSIONS	279.32	
	375	10/14	47122	COMMISSIONS	1,818.86	
	392	10/14	49822	COMMISSIONS	2.00	
	378	10/24	47222	COMMISSIONS	333.20	
	390	11/06	49622	COMMISSIONS	411.11	
	391	11/10	49722	COMMISSIONS	2,367.70	
	397	11/21	50522	COMMISSIONS	483.07	
	403	11/21	51122	COMMISSIONS	877.80	
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	

DETAIL GENERAL LEDGER

December 31, 2008

ACCT	REF	DATE	(R) (S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
51000000 P MCCLEARY						
	414	12/19	2622	COMMISSIONS	51.01	
	418	12/26	3022	COMMISSIONS	26.50	
	419	12/31	4122	COMMISSIONS	12.73	
				TWELVE MONTHS TOTAL/NEW BALANCE	24,524.26	24,524.26 **
51010000		S ANDRUS		BALANCE FORWARD		0.00 *
	202	1/11	7522	STEVE ANDRUS	48.54	
	214	2/08	11422	STEVE ANDRUS	47.62	
	219	2/15	11922	PETE	18.75	
	220	2/15	12022	STEVE ANDRUS	44.04	
	226	2/22	12622	STEVE ANDRUS	3.44	
	236	3/21	15822	STEVE ANDRUS COMM	145.08	
	241	3/21	16322	STEVE ANDRUS COMM	2.75	
	245	3/28	16722	STEVE ANDRUS-COMM	1.38	
	250	4/04	18022	commissions	44.42	
	257	4/23	19022	commissions	57.67	
	265	5/02	20822	commissions	0.69	
	269	5/09	21522	commissions	14.71	
	274	5/17	22322	commissions	34.83	
	281	5/23	23122	commissions	3.44	
	269	6/07	24922	commissions	15.40	
	296	6/21	27522	commissions	166.27	
	303	6/29	28422	commissions	2.75	
	310	7/11	32722	COMMISSIONS	6.19	
	316	7/19	33822	COMMISSIONS	92.10	
	322	7/25	34422	COMMISSIONS	0.69	
	325	8/02	36622	COMMISSIONS	9.21	
	328	8/08	37022	COMMISSIONS	14.71	
	334	8/17	37622	COMMISSIONS	4.85	
	340	8/23	38722	COMMISSIONS	33.15	
	360	9/29	42722	COMMISSIONS	170.94	
	367	10/05	44422	COMMISSIONS	0.69	
	371	10/10	45422	COMMISSIONS	17.46	
	393	10/14	49922	COMMISSIONS	15.40	
	380	10/24	47522	COMMISSIONS	86.52	
	388	11/01	49322	COMMISSIONS	24.75	
	398	11/21	50622	COMMISSIONS	6.19	
	408	12/11	1422	COMMISSIONS	138.66	
	420	12/31	4222	COMMISSIONS	49.16	
				TWELVE MONTHS TOTAL/NEW BALANCE	1,322.65	1,322.65 **
51020000		R MARLER		BALANCE FORWARD		0.00 *
	213	2/08	11322	RUTH MARLER	15.30	
	225	2/22	12522	RUTH MARLER	7.65	
	235	3/21	15722	RUTH MARLER	24.43	
	244	3/28	16622	RUTH MARLER	7.65	
	263	4/25	19622	commissions	7.65	
	280	5/23	23022	commissions	7.65	
	295	6/21	27422	commissions	24.17	
	302	6/29	28322	commissions	7.65	
	321	7/25	34322	COMMISSIONS	7.65	
	339	8/23	38622	COMMISSIONS	7.65	
	359	9/29	42622	COMMISSIONS	31.01	
	379	10/24	47322	COMMISSIONS	0.00	
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	

DETAIL GENERAL LEDGER

December 31, 2008

ACCT	REF	DATE	(R) (S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
51020000 R MARLER						
				TWELVE MONTHS TOTAL/NEW BALANCE	174.98	174.98 **
51040000	S GILLIES			BALANCE FORWARD		0.00 *
	204	1/11	7722	SHIRLEY GILLIES	243.49	
	216	2/08	11622	SHIRLEY GILLIES	533.64	
	221	2/15	12122	SHIRLEY GILLIES	121.97	
	228	2/22	12822	SHIRLEY GILLIES	46.07	
	238	3/21	16022	SHIRLEY GILLIES	2,533.17	
	242	3/21	16422	SHIRLEY GILLIES	0.75	
	247	3/28	16922	SHIRLEY GILLIES-COMM	7.48	
	251	4/04	18122	commissions	183.58	
	254	4/11	18622	commissions	367.37	
	259	4/23	19222	commissions	213.21	
	262	4/25	19522	commissions	3.01	
	266	5/02	20922	commissions	3.20	
	270	5/09	21622	commissions	148.08	
	276	5/17	22522	commissions	255.87	
	283	5/23	23322	commissions	5.55	
	270	6/07	25022	commissions	160.06	
	298	6/21	27722	commissions	1,553.08	
	304	6/29	28522	commissions	475.36	
	312	7/11	32922	COMMISSIONS	178.35	
	313	7/11	33022	COMMISSIONS	51.09	
	318	7/19	34022	COMMISSIONS	143.82	
	323	7/25	34522	COMMISSIONS	6.14	
	326	8/02	36722	COMMISSIONS	16.55	
	329	8/08	37122	COMMISSIONS	139.83	
	336	8/17	37822	COMMISSIONS	173.04	
	342	8/23	38922	COMMISSIONS	70.41	
	347	8/31	39322	COMMISSIONS	15.26	
	351	9/05	40622	COMMISSIONS	0.83	
	362	9/29	42922	COMMISSIONS	1,565.36	
	368	10/05	44522	COMMISSIONS	3.53	
	373	10/10	45622	COMMISSIONS	158.17	
	395	10/14	50122	COMMISSIONS	324.50	
	382	10/24	47722	COMMISSIONS	123.82	
	389	11/01	49422	COMMISSIONS	4.06	
	400	11/21	50822	COMMISSIONS	31.80	
	416	12/19	2822	COMMISSIONS	96.07	
	421	12/31	4322	COMMISSIONS	67.00	
				TWELVE MONTHS TOTAL/NEW BALANCE	10,024.57	10,024.57 **
51050000	S LANDHEUR			BALANCE FORWARD		0.00 *
	252	4/04	18222	commissions	10.00	
	260	4/23	19322	commissions	44.00	
	271	5/09	21722	commissions	16.82	
	277	5/17	22622	commissions	10.51	
	284	5/23	23422	commissions	5.00	
	271	6/07	25122	commissions	11.50	
	299	6/21	27822	commissions	114.21	
	305	6/29	28622	commissions	15.00	
				TWELVE MONTHS TOTAL/NEW BALANCE	227.04	227.04 **
51070000	J WHITE			BALANCE FORWARD		0.00 *

DETAIL GENERAL LEDGER

December 31, 2008

ACCT	REF	DATE	(R) (S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
51080000				COMMISSIONS - GLENDA FARVER		
	203	1/11	7622	GLENDA FARVER	145.21	
	215	2/08	11522	GLENDA FARVER	191.72	
	227	2/22	12722	GLENDA FARVER	0.55	
	237	3/21	15922	GLENDA FARVER-COMM	31 .05	
	246	3/28	16822	GLENDA FARVER-COMM	0.65	
	258	4/23	19122	commissions	54.03	
	275	5/17	22422	commissions	42.14	
	282	5/23	23222	commissions	0.50	
	297	6/21	27622	commissions	312.06	
	311	7/11	32822	COMMISSIONS	40.64	
	317	7/19	33922	COMMISSIONS	1.31	
	335	8/17	37722	COMMISSIONS	39.38	
	341	8/23	38822	COMMISSIONS	0.50	
	361	9/29	42822	COMMISSIONS	369.81	
	372	10/10	45522	COMMISSIONS	34.76	
	394	10/14	50022	COMMISSIONS	0.92	
	381	10/24	47622	COMMISSIONS	1.24	
	399	11/21	50722	COMMISSIONS	28.06	
	409	12/11	1522	COMMISSIONS	228.08	
	415	12/19	2722	COMMISSIONS	0.50	
				TWELVE MONTHS TOTAL/NEW BALANCE	1,802.11	1,802.11 **
51090000				STEVENS, D BALANCE FORWARD		0.00 *
	205	1/11	7822	SANDRA STEVENS	13.38	
	217	2/08	11722	SANDRA STEVENS	63.31	
	222	2/15	12222	SANDRA ATEVENS	10.51	
	229	2/22	12922	SANDRA STEVENS	5.00	
	239	3/21	16122	SANDRA SREVENS	101.47	
	248	3/28	17022	SANDRA STEVENS-COMM	5.00	
	319	7/19	34122	COMMISSIONS	22.43	
	330	8/08	37222	COMMISSIONS	10.00	
	337	8/17	37922	COMMISSIONS	12.01	
	343	8/23	39022	COMMISSIONS	5.00	
	363	9/29	43022	COMMISSIONS	100.97	
	374	10/10	45722	COMMISSIONS	718.16	
	396	10/14	50222	COMMISSIONS	10.00	
	383	10/24	47822	COMMISSIONS	575.77	
	401	11/21	50922	COMMISSIONS	8.63	
	411	12/11	1622	COMMISSIONS	67.32	
	417	12/19	2922	COMMISSIONS	22.76	
	422	12/31	4422	COMMISSIONS	16.38	
				TWELVE MONTHS TOTAL/NEW BALANCE	1,768.10	1,768.10 **
51100000				COMMISSIONS -JACI BRINDUS BALANCE FORWARD		0.00 *
	344	8/23	39122	PAYROLL SVS	13.03	
	364	9/29	43122	COMMISSIONS	106.51	
	384	10/24	47922	COMMISSIONS	90.42	
	402	11/21	51022	COMMISSIONS	33.14	
	405	12/10	922	SHANNON HALL TEMP	60.00	
				TWELVE MONTHS TOTAL/NEW BALANCE	303.10	303.10 **
51190000				ACCURED COMMISSIONS BALANCE FORWARD		0.00 *
52000000				CONTINUEING ED BALANCE FORWARD		0.00 *

DETAIL GENERAL LEDGER

December 31, 2008

ACCT	REF	DATE (R) (S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
52060000		INSURANCE	BALANCE FORWARD		0.00 *
52110000		OFFICE	BALANCE FORWARD		0.00 *
	ACH	1/15 4222	ATM OFFICE SUPPLIES	27.58	
	ACH	2/07 10722	CK ORDER CHARGE	50.38	
	ACH	2/22 10822	US POSTAL	5.25	
	ACH	3/12 14322	WAL-MART-OFFICE	34.63	
	ACH	3/13 14422	PREPAY PHONE ACCT	25.00	
	DEPO	3/17 13621	GTL PREPAY REFUND	15.25-	
	ACH	3/27 15022	US POSTAGE	13.80	
	ACH	3/27 15122	AUTO-DRAFT JUNO INTER	47.17	
	ach	4/18 18822	juno	9.95	
	267	5/02 21022	payroll services	1.39	
	272	5/09 21822	payroll svs	16.30	
	278	5/17 22722	payroll svs	170.72	
	atm	5/19 22822	juno	9.95	
	285	5/23 23522	payroll svs	20.97	
	287	5/31 23722	payroll svs	0.95	
	292	6/07 25222	payroll svs	15.12	
	atm	6/18 26622	juno	9.95	
	300	6/24 28122	jack chandler a/c inst	100.00	
	atm	6/24 28022	home depot	349.57	
	ATM	7/18 33622	JUNO	9.95	
	355	9/17 41322	DONATION	56.00	
	ACH	9/18 41422	JUNO	9.95	
	ACH	9/18 41522	TRACFONE	42.85	
	ATM	10/15 46422	TRACFONE	42.85	
	ATM	10/20 46622	JUNO	9.95	
	ATM	10/20 46722	JUNO	9.95	
	387	10/28 48022	VMS	39.99	
	ATM	11/05 49522	CIRCLE K	20.00	
	ATM	11/18 50322	JUNO	9.95	
	ATM	11/18 50422	JUNO	9.95	
	ATM	12/09 1022	MONITRONICS	42.59	
	ATM	12/18 2222	JUNO	19.90	
	ATM	12/31 4022	GIANT EAGLE	15.45	
			TWELVE MONTHS TOTAL/NEW BALANCE	1,232.76	1,232.76 **
52150000		LICENSES	BALANCE FORWARD		0.00 *
	DEPO	1/19 1021	TRANS FROM DAILY	900.00-	
	ADJ	6/30 297 1	ADJUSTING ENTRIES	900.00-	
	369	10/08 45222	FINRA	445.00	
	377	10/22 46922	FINRA	150.00	
	412	12/18 2322	FINRA	2,552.00	
			TWELVE MONTHS TOTAL/NEW BALANCE	1,347.00	1,347.00 **
52500000		MEALS & ENTERTAINMENT	BALANCE FORWARD		0.00 *
	ACH	1/12 2622	KFC PETE CLIENT INTER	10.14	
	ACH	1/12 2722	PETE CLIENT INTER	55.00	
			TWELVE MONTHS TOTAL/NEW BALANCE	65.14	65.14 **
53000000		BANK CHARGES	BALANCE FORWARD		0.00 *
	ACH	1/04 1822	RET CK DEPO FEE	10.00	
	ACH	1/31 6722	BANK SERV FEE	10.50	
	DEPO	[illegible]	[illegible]	[illegible]	

Incorrect adjustment

3147

- 900

2247.00

DETAIL GENERAL LEDGER
December 31, 2000

ACCT	REF	DATE	(R)(S)	DESCRIPTION	ENTRY AMT	ACCT BALANCE
53000000 BANK CHARGES						
	ACH	7/30	34822	SERVICE CHG	4.50	
	ACH	8/18	38422	JUNO	9.95	
	ACH	9/30	43222	BANK FEES	6.00	
	ATM	12/31	4522	BANK CHG	6.00	
				TWELVE MONTHS TOTAL/NEW BALANCE	48.45	48.45 **
54000000		SHIPPING		BALANCE FORWARD		0.00 *
	ach	4/01	19822	kinkos	27.43	
	ACH	10/10	45822	C&C HOLD FED EXP	6.04	
				TWELVE MONTHS TOTAL/NEW BALANCE	33.47	33.47 **
54010000		POSTAGE		BALANCE FORWARD		0.00 *
	atm	5/07	21222	postage	6.32	
	atm	5/16	22122	postage	6.62	
	atm	6/09	25522	postage	42.00	
				TWELVE MONTHS TOTAL/NEW BALANCE	54.94	54.94 **
55000000		PROFESSIONAL FEES		BALANCE FORWARD		0.00 *
55010000		TRAVEL		BALANCE FORWARD		0.00 *
	ACH	1/19	4722	AUTOZONE PETE	7.10	
	ACH	3/03	14122	GAS FOR BUSS TRIP	27.00	
	ATM	10/22	47022	BUDGET	136.61	
	DEPO	10/22	43821	DEPOSIT	16.35-	
	ATM	10/29	48122	STANS TOWING	404.70	
	ATM	12/10	1122	ENTERPRISE RENT	47.88	
	ATM	12/26	3122	TOWING	108.63	
	ATM	12/26	3222	TOWING	42.50	
	ATM	12/26	3322	TOWING	15.00	
	ATM	12/31	3922	AUTO ZONE	15.95	
				TWELVE MONTHS TOTAL/NEW BALANCE	789.02	789.02 **
55020000		TAXES		BALANCE FORWARD		0.00 *
55030000		RELOCATION		BALANCE FORWARD		0.00 *
56000000		MANAGEMENT FEES		BALANCE FORWARD		0.00 *

MacMar Investment Corporation
2482 11th St. SW
Akron, OH 44314

Peter W. McCleary
General Securities Principal
2482 11th St. SW
Akron, OH 44314
Phone 330-622-5817

Annual Compliance and Supervision Certification

The undersigned is the chief executive officer of MacMar Investment Corporation. As required by NASD Rule 3013(b), the undersigned makes the following certification:

1. The Member has in place processes to:

   (a) establish, maintain and review policies and procedures reasonably designed to achieve compliance with applicable NASD rules, MSRB rules and federal securities laws and regulations;
   (b) modify such policies and procedures as business, regulatory and legislative changes and events dictate; and
   (c) test the effectiveness of such policies and procedures on a periodic basis, the timing and extent of which is reasonably designed to ensure continuing compliance with NASD rules, MSRB rules and federal securities laws and regulations.

2. The undersigned chief executive officer has conducted one or more self reviews as the chief compliance officer in the preceding 12 months, the subject of which satisfy the obligations set forth in IM-3013.

3. The Member's processes, with respect to paragraph 1 above, are evidenced in a report reviewed by the Member's board of directors and submitted and reviewed by external independent auditors.

4. The undersigned chief executive officer has consulted with other officers as applicable and such other outside consultants, lawyers and accountants, to the extent deemed appropriate, in order to attest to the statements made in this certification.

[signature]
Peter W. McCleary , President

Subscribed and sworn before me on this 4th day of May, 2009

By Karen Murdoch, Notary Public.

My Commission expires 1/25/11 County of Summit State of OHIO

KAREN MURDOCH, NOTARY
STATE OF OHIO
MY COMMISSION EXPIRES: 01/25/11

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

Report for period beginning 01/01/2008 [8005] and ending 12/31/2008 [8006]

SEC File Number: 51403 [8011]

Firm ID: 46367

1. Name of Broker Dealer: MACMAR INVESTMENT CORPORATION [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ____ [8053] Phone: ____ [8057]

Name: ____ [8054] Phone: ____ [8058]

Name: ____ [8055] Phone: ____ [8059]

Name: ____ [8056] Phone: ____ [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes (selected) No [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes No (selected) [8074]

5. Respondent makes markets in the following securities:

(a) equity securities Yes No (selected) [8075]

(b) Yes No (selected) [8076]

(b) municipals

(c) other debt instruments — Yes ( ) No (•) [8077]

---

6. Respondent is registered solely as a municipal bond dealer: Yes ( ) No (•) [8078]

---

7. Respondent is an insurance company or an affiliate of an insurance company: Yes ( ) No (•) [8079]

---

8. Respondent carries its own public accounts: Yes ( ) No (•) [8084]

---

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a) Public customer accounts — 0 [8080]

(b) Omnibus accounts — [8081]

---

10. Respondent clears its public customer and/or proprietary accounts: Yes ( ) No (•) [8085]

---

11. Respondent clears its public customer accounts in the following manner:

(a) Direct Mail (New York Stock Exchange Members Only) — [ ] [8086]

(b) Self Clearing — [ ] [8087]

(c) Omnibus — [ ] [8088]

(d) Introducing — [ ] [8089]

(e) Other — [ ] [8090]

(f) Not Applicable ☑ [8091]

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12. Yes ○ No ● [8100]

(a) Respondent maintains membership(s) on national securities exchange(s):

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1) American ☐ [8120]

(2) Boston ☐ [8121]

(3) CBOE ☐ [8122]

(4) Midwest ☐ [8123]

(5) New York ☐ [8124]

(6) Philadelphia ☐ [8125]

(7) Pacific Coast ☐ [8126]

(8) Other ☐ [8129]

---

13. Employees:

(a) Number of full-time employees 0 [8101]

(b) Number of full-time employees registered representatives employed by respondent included in 13(a) 0 [8102]

---

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member — 0 [8104]

16. Number of respondent's public customer transactions:

Actual ◯ Estimate ◯

(a) equity securities transactions effected on a national securities exchange — [8107]

(b) equity securities transactions effected other than on a national securities exchange — [8108]

(c) commodity, bond, option, and other transactions effected on or off a national securities exchange — [8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ◯ No ◉ [8111]

18. Number of branch officies operated by respondent — 1 [8112]

19. Yes ◯ No ◉ [8130]

(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank

(b) Name of parent or affiliate — [8131]

(c) Type of institution — [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ◯ No ◉ [8113]

21. Yes ◯ No ◉ [8114]

(a) Respondent is a subsidiary of a registered broker-dealer

(b) Name of parent — [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ( ) No (•) [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ( ) No (•) [8117]

* Required in any Schedule I filed for the calender year 1978 and succeeding years.

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — 0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]